Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Isaac Kaufman 38, Corporate Circle Albany, NY 12203 US	2. Issuer Name and Ticker or Trading Symbol Trans World Entertainment Corporation (TWMC)		6. Relationship of Reporting Person(s) to Issuer Director ________________________
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 5/1/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01 per share	5/1/2003		A (1)		15,000	A	3.50		D
Common Stock, par value $.01 per share								37,841	D
Common Stock, par value $.01 per share	5/1/2003		A (2)		7,143	A	3.50		D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Director Stock Options (Right to Buy) (3)										Common Stock, par value $.01 per share			59,250	D
Explanation of Responses
(1) Represents an award of restricted stock units that are exchangeable for common shares on a 1:1 basis and that are subject to vesting requirements. (2) $25,000 paid in common stock in-lieu of cash for services rendered. (3) All of the stock option transactions listed above are pursuant to stock option plans qualified under Rule 16b-3 and exempt from Section 16(b) of the Securities Exchange Act.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: s/ Isaac Kaufman	Date: 5/2/2003